Exhibit 4.7

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment No. 1 to Warrant Agreement (“Amendment”) is made and entered into as of this ___________, 2014, between Infinity Cross Border Acquisition Corporation, a British Virgin Islands business company (“Company”), and Continental Stock Transfer & Trust Company, a New York corporation (“Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement (“Warrant Agreement”) made as of July 19, 2012. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Warrant Agreement;

WHEREAS, the Company has entered into a Merger and Share Exchange Agreement, dated as of January 8, 2014 (“Merger Agreement”), with Glori Acquisition Corp., Glori Merger Subsidiary, Inc., a wholly-owned subsidiary of Glori Acquisition Corp. (“Merger Sub”), Glori Energy Inc., and Infinity-C.S.V.C. Management Ltd., pursuant to which: (a) the Company will merge with and into Glori Acquisition Corp., such that Glori Acquisition Corp. will be the surviving corporation; and (b) Merger Sub will merge with and into Glori Energy Inc., such that Glori Energy Inc. will be the surviving corporation (the “Business Combination”);

WHEREAS, pursuant to the Merger Agreement, the Company is required to amend certain provisions of the Warrant Agreement, which amendments shall become effective upon the closing of the Business Combination (the “Effective Date”); and

WHEREAS, holders of a majority of the Company’s outstanding warrants have consented to the amendments to the Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Amendment to Warrant Agreement. The parties agree that, as of the Effective Date, the Warrant Agreement is hereby amended as follows:

(a)	The reference to “$7.00” in Section 3.1 of the Warrant Agreement is replaced with “$10.00”.

(b)	The reference to “$10.50” in Section 6.1 of the Warrant Agreement is replaced with “$15.00”.

(c)	The reference to “three (3) years” in Section 3.2 of the Warrant Ageement is replaced with “five (5) years”.

(d)	The following is hereby added as Section 3.3.1(e) of the Warrant Agreement:

“during the thirty (30) day period commencing on the thirty-first (31tst) day subsequent to the closing of the Business Combination, by surrendering the Warrants for that number of Ordinary Shares equal to one (1) Ordinary Share for every ten (10) Warrants so surrendered.”

(e)	Section 4.4 of the Warrant Agreement is deleted in its entirety and replaced with the following new Section 4.4:

“In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than a change covered by Section 4.1 or 4.2 hereof or that solely affects the par value of such shares of Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than the Company’s initial Business Combination or a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event; and if any reclassification also results in a change in Ordinary Shares covered by Section 4.1.1 or 4.2, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.”

2. Miscellaneous.

2.1 Governing Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 of the Warrant Agreement. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

2.2 Binding Effect. This Amendment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

2.3 Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.4 Entire Agreement. This Amendment and the Warrant Agreement set forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Amendment, the provisions of the Warrant Agreement which are not inconsistent with this Amendment shall remain in full force and effect. This Amendment may be executed in counterparts.

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the day and year first written above.

INFINITY CROSS BORDER ACQUISITION CORPORATION

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title: